Akela Pharma Inc.
11400 Burnet Road, Suite 4010
Austin, TX 78758

January 17, 2008

VIA EDGAR and FACSIMILE (202-772- 9217)

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-0404

Re:	Akela Pharma Inc.
Registration Statement on Form F-1/A
File No. 333-146684

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Akela Pharma Inc., a Canada company (the “Company”), hereby requests the withdrawal of its Registration Statement on Form F-1 (File No. 333-146684) initially filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2007, as subsequently amended, together with all exhibits thereto.  Due to unfavorable market conditions, the Company has determined that it is unable to proceed with the offering at this time.  The Company has not sold any securities by means of the preliminary prospectus that forms a part of the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement, including all exhibits thereto, as soon as possible.  The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

The Company wishes to express its appreciation to the Staff of the Commission for its assistance and cooperation throughout the review and filing process.

Should you have any questions or require any additional information with respect to this request, please contact Barbara A. Jones at (617) 951-9096 or by facsimile at (617) 261-3175.

Respectfully submitted,

AKELA PHARMA INC.

By:	/s/ ANDREW REITER
Andrew Reiter
Chief Financial Officer

cc:	Paul Dudek, Director, Office of International Corporate Finance, SEC
Jeffrey Riedler, Assistant Director, Division of Corporation Finance, SEC
John Krug, Division of Corporation Finance, SEC
Vanessa Robertson, Division of Corporation Finance, Office of Chief Accountant, SEC
Leslie Gord, Esq., Gowling Lafleur Henderson LLP